June 16, 2005

BY EDGAR AND FACSIMILE

Maryse Mills-Apenteng

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 4-6

Washington, DC 20059

Re: Tripos, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed May 18, 2005
Registration No. 333-123742

Dear Ms. Mills-Apenteng:

On behalf of Tripos, Inc. (the "Company"), we are responding to the oral comments you delivered to Thomas S. Brennan of Hogan & Hartson LLP on Monday, June 13, 2005, with respect to the Company's Registration Statement on Form S-1 referred to above.

Selling Shareholders Table

We note as per your comment that in the filed version of Amendment No. 1 to the Registration Statement, the footnotes set forth in the Selling Shareholders table were incorrect in that the second footnote styled "(5)" should have been "(6)" and the footnote styled "(6)" should have been renumbered as "(7)." The Company will correct the typographical errors in the Company's 424(b) prospectus that it will file following effectiveness of the registration statement.

Previous Comment No. 3

As noted in our previous letter dated May 17, 2005, none of the selling shareholders have identified themselves to the Company as affiliates of a registered broker-dealer. The Company has received written confirmation from each of the selling shareholders named in the Registration Statement to this effect.

* * * * *

If you have any questions or would like further information concerning the Company's responses to your comments, please do not hesitate to contact me at (410) 659-2755. Thank you for your consideration.

Respectfully submitted,

/s/ Thene M. Martin

Thene M. Martin

ccs: John P. McAlister, III

B. James Rubin

John D. Yingling

Henry D. Kahn